American Century Investment Services, Inc.

Notes to financial statements
Year ended December 31, 2015

1. Nature of operations and summary of significant accounting policies

Nature of operations — American Century Investment Services, Inc. ("ACIS" or the "Company") is a registered broker-dealer and a wholly-owned subsidiary of American Century Companies, Inc. ("ACC"). The Company is economically dependent upon ACC. The Company's primary purpose is marketing and distribution of the American Century Investments family of mutual funds ("ACI Funds") for American Century Investment Management, Inc. ("ACIM" or the "Adviser"), which is also a subsidiary of ACC. Additionally, American Century Services, LLC ("ACS"), another subsidiary of ACC, serves as the Administrative Agent for ACC and its affiliates and conducts certain services for the Company.

The Company is subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company markets and distributes shares of the ACI Funds and municipal fund securities. With respect to this activity, the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between itself and its customers through a "Special Account for the Exclusive Benefit of Customers of ACIS." The Company also introduces its retail customers to another broker-dealer who carries such accounts on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received. It does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customers' accounts. Accordingly, the Company claims exemption under Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

Pursuant to an agreement between the Company and its clearing broker, the clearing broker is required to perform a computation for proprietary accounts of introducing broker assets similar to the customer reserve computation. Therefore, proprietary accounts held at the clearing broker are considered allowable assets in the net capital computation.

Cash and cash equivalents — Cash equivalents are highly liquid investments with original maturities of three months or less and consisted of an investment in affiliated money market mutual funds of $60,076,190 as of December 31, 2015.

Deferred sales commissions — Sales commissions paid to financial intermediaries in connection with the sale of shares of certain classes of funds are capitalized and amortized on a straight-line basis over a specified period, which is typically one year. Amortization of the assets is meant to coincide with the recoverability of these costs through the retention of Rule 12b-1 distribution fees and contingent deferred sales charge assessments ("CDSC"). CDSC's collected by the Company from redeeming shareholders are recorded as a reduction to the deferred sales commission assets.

Management reviews the carrying amount of the deferred sales commission assets for impairment whenever events or changes in circumstances indicate that the assets may not be recoverable over their remaining useful lives. Such an impairment test would consider, among other things, the depreciation of the assets related to the deferred sales commission assets as well as the duration and severity of the depreciation. No impairment tests were performed and no impairment charges were recorded during the year ended December 31, 2015.

Prepaid expenses — Items such as licensing and registration fees are paid in advance and expensed over a specified period, which is typically one year.

Receivable from ACIM — The Company has a receivable from ACIM for amounts collected on behalf of the Company and for amounts owed to the Company for marketing and distribution services provided to the ACI Funds.

Property and equipment — Property and equipment, including information systems equipment and software, are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to seven years.

Management, using its best estimates based on reasonable and supportable assumptions and projections, reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value might not be recoverable. No such impairment charge was recorded for long-lived assets during 2015.

Underwriting and distribution revenues and expenses — Revenues are primarily earned in accordance with the provisions of agreements with the ACI Funds and represent fees earned for marketing and distributing shares of the ACI Funds. Distribution revenues are generally determined as a percentage of client assets and include Rule 12b-1 distribution and service fees, front-end sales charge fees, and CDSCs. Distribution expenses represent amounts owed under agreements entered into by the Company with unaffiliated broker-dealers to sell shares of the ACI Funds. Distribution expenses include distribution and service fee charges, front-end sales charges, and dealer concessions.

Distribution and marketing services revenue from ACIM — In its capacity as distributor for one or more share classes of ACI Funds, the Company performs services such as marketing, underwriting, and selling shares of ACI Funds and units in a qualified tuition program under Section 529 of the Internal Revenue Code, marketing and business solicitation services relating to institutional investment management and other services designated by ACIM. In consideration for these services and in accordance with the provisions of a distribution services agreement, ACIM pays the Company fees equivalent to 105% of certain expenses. These amounts are included in the receivable from ACIM in the Statement of Financial Condition.

Administrative service fees from ACC and affiliates — The Company recognizes expenses for services provided by ACC and affiliates and for the use of trademarks and trade names. Included in these expenses are fees paid to ACC for strategic management services and to ACS for the costs of providing information technology, human resources, office space, and corporate overhead services. Additionally, the Company pays licensing fees to an affiliate for the use of trademarks and trade names used in the business of marketing and selling shares of the ACI Funds. These amounts are netted against the receivable from ACIM in the Statement of Financial Condition.

Income taxes — The Company is included in the consolidated tax returns of ACC with other ACC subsidiaries. In accordance with the provisions of a tax sharing agreement, ACC allocates income tax expense or benefit to members of the consolidated group based on each subsidiary's contribution on a standalone basis to consolidated taxable income or loss, using the statutory rate applicable to the consolidated group. The tax sharing agreement also provides for reimbursement to subsidiaries with net operating losses to the extent those losses are used to reduce consolidated taxable income. Amounts received or paid to subsidiaries are settled through intercompany transactions. In 2015, the Company paid $3,777,309 to ACC or an affiliate for its allocated income tax liability.

The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax basis. To the extent management believes it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is established. No valuation allowance was recorded as of December 31, 2015.

Use of estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events — In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 855, Subsequent Events, management performed an evaluation of subsequent events through February 24, 2016, the date on which these financial statements were issued. There were no material events that would require disclosure in the Company's financial statements.

New accounting pronouncements — On May 28, 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU 2014-09 provides guidance for the recognition of revenue for any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets. ASU 2015-14 extended the effective date to fiscal years beginning after December 15, 2017. The Company is still assessing the impact of the ASU on future financial statements.

On August 27, 2014, the FASB issued ASU 2014-15, *Presentation of Financial Statements-Going Concern (Subtopic 205-40)*. ASU 2014-15 requires an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued. Management's evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date the financial statements are issued. ASU 2014-15 is effective for fiscal years ending after December 15, 2016 and is not expected to have a material effect on the financial statements.

2. Property and equipment

Property and equipment balance as of December 31, 2015 includes:

	2015
Property and equipment	
Information systems equipment and software	$ 585,059
Less accumulated depreciation	(426,642)
Total property and equipment, net	$ 158,417

3. Employee benefit plans

Retirement plan — Substantially all employees are covered under the American Century Retirement Plan offered by ACC or its other wholly-owned subsidiaries. As of December 31, 2015, accrued plan related expenses were $3,399,594 and are included in accrued salaries and benefits in the Statement of Financial Condition.

4. Restricted stock plan

The Company participates in ACC's restricted stock plan, which provides for grants to certain employees. Grants are made at the discretion of ACC's management and are subject to the completion of a service period prior to vesting, generally three to five years. The fair value of the shares granted is the price as determined by an independent valuation engaged by the trustees of the American Century Retirement Plan. During the service period, shares are subject to forfeiture and participants shall not sell, transfer, assign, pledge or otherwise dispose of any shares awarded to the participant, with the exception that participants may transfer stock to a single permitted transferee. The grant date fair value of the awards is recognized as compensation cost over the service period using the straight-line method.

The summary of changes in restricted stock for the year ended December 31, 2015, is as follows:

	Shares	Weighted-average grant-date fair value
Nonvested at January 1, 2015	625,209	$18.51
Granted	296,194	21.09
Vested	(198,779)	15.31
Forfeited	(29,351)	19.91
Nonvested at December 31, 2015	693,273	$20.47

The fair value of shares vested during 2015 was $4,312,997.

5. Net capital requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Rule 15c3-1 requires the Company to maintain minimum net capital equal to the greater of $250,000 or 6⅔% of aggregate indebtedness. The Company had net capital, as defined, of $10,739,603, which was $7,523,376 in excess of its required net capital of $3,216,227, and a ratio of aggregate indebtedness to net capital was 4.49 to 1.00 as of December 31, 2015.

6. Guarantees

The Company indemnified its clearing broker for customers introduced by the Company who are unable to satisfy the terms of their contracts. The probability is remote that the Company will incur material losses under this agreement. Accordingly, no liability was recorded in the Statement of Financial Condition for this guarantee.

7. Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market at the measurement date. The fair value of a financial instrument should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's credit risk.

Valuation inputs used in fair value calculations are classified into a hierarchy. The hierarchy prioritizes the inputs into three levels. These levels are based on the extent inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels determined by the lowest level input. The levels are:

Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets accessible by the Company at the measurement date.

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and inputs other than quoted prices for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — inputs are unobservable and reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The Company's financial instruments consist only of cash equivalents traded in active markets, for which the fair value is based on quoted market prices for money market funds. Accordingly, these are classified as Level 1, and the fair value at December 31, 2015 approximates carrying value, as reflected in the Statement of Financial Condition.

8. Income taxes

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years. Deferred tax assets (liabilities) as of December 31, 2015, were as follows:

Accrued sabbatical	$ 433,800
Accrued vacation	489,265
Unrecognized tax benefits	68,713
Total deferred tax assets	991,778
Prepaid expenses	(520,973)
Depreciation	(29,650)
Deferred sales commissions	(511,313)
Total deferred tax liabilities	(1,061,936)
Net deferred income taxes	$ (70,158)

As of December 31, 2015, the Company had total gross unrecognized tax benefits of $295,559.

Gross accrued interest and penalties related to income tax items were $27,538 as of December 31, 2015, and are included in income taxes payable in the Statement of Financial Condition.

The Company files various tax returns with federal, state, and local taxing authorities that are subject to audit. Tax years 2012 through 2015 remain open to examination for U.S. federal income. Tax years 2011 through 2015 generally remain open to examination by significant state and local tax jurisdictions. During the next twelve months, it is reasonably possible that the expiration of the statute of limitations for certain jurisdictions could reduce unrecognized tax benefits by up to $165,310. While this amount may change, the Company does not expect that any such change will result in a material impact on the results of operations or the financial position of the Company.